FOR IMMEDIATE RELEASE

AutoChina International Ltd. Reports 2008 Fourth Quarter
and Year End Financial Results for its Recently Acquired Wholly-Owned Subsidiary

Q4 2008 Financial Highlights (1)
•	Sales of $109.8 million, an increase of 29.1% year-over-year
•	Net income of $1.9 million; EBITDA of $4.9 million
•	$21.2 million net cash generated from operations for the quarter ended on December 31, 2008

2008 Year Ended Financial Highlights (1)
•	Record sales of $440.6 million, an increase of 49.5% from 2007
•	Net income of $8.0 million; EBITDA of $18.0 million
•	$21.3 million net cash generated from operations for the year ended on December 31, 2008

Beijing, China – May 20, 2009 – AutoChina International Limited (“AutoChina” or the “Company”) (OTCBB: SCRQF, SCRWF, SCRUF), a leading one-stop commercial vehicle financing and passenger automobile sales company in China, today reported financial results for the fourth quarter and year ended December 31, 2008. (1)

(1) These financial results reflect those of the Company’s operating subsidiary, AutoChina Group, Inc. (“AGI”) on a stand-alone basis, without adjustment, prior to its acquisition by the Company on April 9, 2009.

The Company’s Chairman and CEO, Mr. Yong Hui Li, noted, “We remain very optimistic about the growth opportunity at each of our business segments.  Our passenger automobile sale performance in the fourth quarter was affected by a slower rate of growth in China’s auto industry in the second half of 2008.  However, our growth began to accelerate during December 2008, and auto industry growth has continued into 2009.  Passenger auto sales in China have been strong when compared to the rest of the global economy, as overall 2009 first quarter vehicle sales in China grew by 3.8% year-over-year.  This increase was partially the result of a nationwide tax-cut for the purchase of smaller, more fuel efficient cars.  While still early in the year, we are confident that AutoChina will continue to see stable growth from our platform business.”

Mr. Li continued, “We are also especially proud of the organic growth that we continue to generate in our commercial auto (or “heavy truck”) finance business, despite challenging general economic conditions. We grew our total number of branches from 0 to 103 in 2008, and this expansion is expected to continue throughout 2009.  While our sales in this segment were negatively affected by the nationwide downturn in transportation of goods in the fourth quarter of 2008, we have since seen sales improve in the last four months.  We greatly benefit from having a team of dedicated employees that manages an integrated company with strong relationships with top vendors in all aspects of our operations and diverse distribution channels with automotive dealers and other marketing partnerships.  We believe that we have the right management team in place to continue developing this segment of our business.”

Mr. Li, concluded, “We believe that AutoChina is currently well-positioned to capitalize on the auto industry expansion in China and build on a leadership position in the highly fragmented commercial vehicle financing market.  The Company’s financial situation is very strong with approximately $20.1 million in cash as of March 31, 2009.  We look forward to the future with confidence.”

AutoChina International Ltd.	Page 2
May 20, 2009

Letter to Shareholders
The Company also announced that in an effort to provide additional background on its business structure and focus in the coming months, it has made available a letter to shareholders from Mr. Li describing the Company’s primary business segments, passenger automobile sales through its dealership network and commercial vehicle sales and financing.  The letter is currently available on AutoChina’s corporate website at: http://www.autochinagroup.cn/en/InvestorNews/.

2008 Fourth Quarter Financial Review

To facilitate an understanding of AGI’s results of operations, a summary of financial results is included below:

In USD thousands, except share numbers and EPS	(unaudited)		(unaudited)
	Q4 2008		Q4 2007
	Amount	% of Revenue	Amount	% of Revenue	Y-O-Y % CHANGE
Total sales	$109,780	100.0%	$85,008	100.0%	29.1%
Consumer auto sales	$95,752	87.2%	$77,157	90.8%	24.1%
Commercial vehicle financing	$957	0.9%	$-	0%	N/A
Parts and service	$12,891	11.7%	$7,785	9.2%	65.6%
Insurance services	$180	0.2%	$66	0.1%	172.7%
Gross profit	$6,988	6.4%	$6,687	7.9%	4.5%
SG&A	$4,849	4.4%	$2,890	3.4%	67.8%
Operating income	$2,508	2.3%	$3,813	4.5%	(34.2)%
Net income	$1,933	1.8%	$2,549	3.0%	(24.2)%
EBITDA	$4,883	4.4%	$4,305	5.1%	13.4%

After giving effect to merger with Spring Creek Acquisition Corp:
Pro forma outstanding number of common shares	10,716,720
Pro forma earnings per share	$0.18

For the three months ended December 31, 2008, total sales increased 29.1% to $109.8 million, from $85.0 million in the comparable prior fiscal year period.  AGI’s sales by segment were as follows:

•	$95.8 million, or 87.2%, related to consumer auto sales;
•	$957,000, or 0.9%, related to commercial vehicle finance;
•	$12.9 million, or 11.7%, related to parts and services; and
•	$180,000, or 0.2%, related to commission on the sale of third party insurance products and services.

As a percentage of total sales, overall gross margin decreased to 6.4% for the three months ended December 31, 2008, down from 7.9% for the prior fiscal year period.  The decline in margins is largely due to the economic slowdown during the period and AGI’s incurring of expenses without offsetting revenue in the opening of 57 commercial vehicle branches during the last two months of 2008.

For the three months ended December 31, 2008, selling, general and administrative (SG&A) expenses were $4.8 million, compared to $2.9 million for the same period of the prior year.  As a percentage to total revenues, SG&A expenses were 4.4% and 3.4% for the three months ended December 31, 2008 and 2007, respectively.

AutoChina International Ltd.	Page 3
May 20, 2009

Net income for the fourth quarter of 2008 decreased to $1.9 million compared to $2.5 million in the fourth quarter of 2007, primarily as a result of lower gross margins for the period.  EBITDA for the quarter ended December 31, 2008 increased to $4.9 million from $4.3 million in the prior year quarter.  A table reconciling adjusted EBITDA to net income can be found at the end of this release.  On a pro-forma basis after giving effect to AutoChina’s definitive share exchange agreement with Spring Creek, the Company reported earnings per share of $0.18 for the three months ended December 31, 2008.

2008 Year End Financial Review

In USD thousands, except share numbers and EPS	(unaudited)		(unaudited)
	2008		2007
	Amount	% of Revenue	Amount	% of Revenue	Y-O-Y % CHANGE
Total sales	$440,585	100.0%	$294,665	100.0%	49.5%
Consumer auto sales	$365,916	83.1%	$270,508	91.8%	35.3%
Commercial vehicle financing	$34,059	7.7%	$-	0%	N/A
Parts and service	$40,218	9.1%	$24,003	8.1%	67.6%
Insurance services	$392	0.1%	$154	0.1%	154.5%
Gross profit	$25,913	5.9%	$17,484	5.9%	48.2%
SG&A	$14,198	3.2%	$9,346	3.2%	51.9%
Operating income	$12,551	2.8%	$8,493	2.9%	47.8%
Net income (loss)	$8,043	1.8%	$4,775	1.6%	68.4%
EBITDA	$17,954	4.1%	$10,200	3.5%	76.0%

After giving effect to merger with Spring Creek Acquisition Corp:
Pro forma outstanding number of common shares	10,716,720
Pro forma earnings per share	$0.75

For the year ended December 31, 2008, total sales increased 49.5% to $440.6 million, from $294.7 million in the comparable prior year.  AGI’s sales by segment were as follows:
•	$365.9 million, or 83.1% of revenues, related to consumer auto sales;
•	$34.1 million, or 7.7%, related to commercial vehicle financing;
•	$40.2 million, or 9.1%, related to parts and services; and
•	$392,000, or 0.1%, related to insurance service.

As a percentage of total sales, overall gross margin remained flat at 5.9% for the 12 months ended December 31, 2008 and 2007, respectively.  For the year ended December 31, 2008, SG&A expenses were $14.2 million, compared to $9.3 million for the same period of the prior year.  As a percentage to total revenues, SG&A expenses were flat at 3.2% for the years ended December 31, 2008 and 2007, respectively.

Net income for 2008 was $8.0 million for the year ended December 31, 2008, compared to $4.8 million in the prior year.  EBITDA for the year ended December 31, 2008 increased to $18.0 million from $10.2 million in the prior year.  On a pro-forma basis after giving effect to the Company’s definitive share exchange agreement with Spring Creek, AutoChina reported earnings per share of $0.75 for the twelve months ended December 31, 2008.

AutoChina International Ltd.	Page 4
May 20, 2009

Balance Sheet Highlights
As of December 31, 2008, the Company had cash and cash equivalents of $17.4 million; working capital of $31.4 million, and stockholders’ equity of $60.6 million.

About AutoChina International Limited:
AutoChina International Limited, f/k/a Spring Creek Acquisition Corp. (OTCBB: SCRQF, SCRWF, SCRUF), is a leading one-stop commercial and consumer auto sales and financing company in China.  Founded in 2005 by nationally recognized Chairman and CEO, Yong Hui Li, AutoChina operates in two primary business segments: commercial vehicle sales and financing (truck leasing) and sales of branded passenger automobiles through its nationally recognized dealer network.

Safe Harbor Statement:
This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company.  Forward-looking statements are statements that are not historical facts.  Such forward-looking statements, based upon the current beliefs and expectations of the Company's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements.  The following factors, among others, could cause actual results to meaningfully differ from those set forth in the forward-looking statements:

•	Continued compliance with government regulations;
•	Changing legislation or regulatory environments;
•	Requirements or changes affecting the businesses in which the Company is engaged;
•	Industry trends, including factors affecting supply and demand;
•	Labor and personnel relations;
•	Credit risks affecting the Company's revenue and profitability;
•	Changes in the automobile industry;
•	The Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel;
•	Changing interpretations of generally accepted accounting principles;
•	General economic conditions; and
•	Other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

The information set forth herein should be read in light of such risks.  The Company does not assume any obligation to update the information contained in this press release.

INVESTOR RELATIONS:
The Equity Group Inc.
Adam Prior
Vice President
(212) 836-9606 / aprior@equityny.com

AutoChina International Ltd.	Page 5
May 20, 2009

AUTOCHINA GROUP INC
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of US$, except share and per share data)

	Three months ended December 31,		Year ended December 31,
	2008	2007	2008	2007
	(Unaudited)	(Unaudited)	Audited	Audited
Revenues
New automobiles	$95,752	$77,157	$365,916	$270,508
Commercial vehicles	957	-	34,059	-
Parts and services	12,891	7,785	40,218	24,003
Insurance service, net	180	66	392	154
Total revenues	109,780	85,008	440,585	294,665

Costs of sales
New automobiles	89,929	69,709	351,037	258,610
Commercial vehicles	782	-	31,970	-
Parts and services	12,081	8,612	31,665	18,571
Total cost of sales	102,792	78,321	414,672	277,181

Gross profit	6,988	6,687	25,913	17,484

Operating expenses
Selling and marketing	2,151	960	6,692	3,304
General and administrative	2,698	1,930	7,506	6,042
Other income, net	(369)	(16)	(836)	(355)
Total operating expenses	4,480	2,874	13,362	8,991

Income from operations	2,508	3,813	12,551	8,493

Finance income (expenses)
Floor plan interest expense	(390)	(305)	(1,020)	(601)
Other interest expense	(49)	(489)	(1,785)	(1,510)
Interest income	948	48	2,799	288
Total finance expenses, net	509	(746)	(6)	(1,823)

Equity in earnings (loss) of unconsolidated subsidiaries	10	133	(40)	139
Minority interests	(379)	(600)	(1,309)	(1,260)
Income before income taxes	2,648	2,600	11,196	5,549

Income taxes provision (benefit)	724	449	3,009	983
Income from continuing operations	1,924	2,151	8,187	4,566

Income (loss) from discontinued operations, net of taxes	9	398	(144)	209
Net income	$1,933	$2,549	$8,043	$4,775

Weighted average number of common shares	1,000	1,000	1,000	1,000
Weighted average number of diluted common shares	1,000	1,000	1,000	1,000
Basic earnings (loss) per share	1,933	2,549	8,043	4,775
Diluted earnings (loss) per share	1,933	2,549	8,043	4,775

Other comprehensive income (loss)
Net income (loss)	1,933	2,549	8,043	4,775
Translation adjustments	87	1,171	3,348	2,113
Comprehensive income (loss)	$2,020	$3,720	$11,391	$6,888

AutoChina International Ltd.	Page 6
May 20, 2009

AUTOCHINA GROUP INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of US$, except share data)

	December 31,
	2008	2007

Assets:

Current assets:
Cash and cash equivalents	$17,406	$12,820
Restricted cash	40,824	24,734
Accounts receivable	4,272	2,104
Inventories	37,463	26,910
Deposits for inventories	21,621	21,524
Prepaid expenses and other current assets	5,474	9,396
Due from affiliates	-	5,487
Due from unconsolidated subsidiary	529	-
Current maturities of net investment in sales-type leases	14,867	-
Deferred income tax assets	1,020	177
Assets of discontinued operations	-	6,755

Total current assets	143,476	109,907

Investment in unconsolidated subsidiaries	229	770
Property, equipment and leasehold improvements, net	26,907	18,030
Net investment in sales-type leases, net of current maturities	8,492	-
Net non-current deferred income tax assets	-	6
Goodwill	941	170

Total assets	$180,045	$128,883

Current liabilities:
Floor plan notes payable - manufacturer affiliated	$12,379	$10,808
Floor plan notes payable - non - manufacturer affiliated	-	685
Notes payable	3,921	6,725
Trade notes payable	60,134	35,828
Notes payable, related parties	-	12,538
Accounts payables	19,637	1,324
Other payables and accrued liabilities	5,189	3,101
Due to affiliates	5,894	2,075
Customer deposits	3,224	5,527
Income tax payable	1,674	725
Liabilities of discontinued operations	-	5,281

Total current liabilities	112,052	84,617

Long term debt:
Net deferred income tax liabilities	405	-
Total liabilities	112,457	84,617
Minority interests	6,950	6,461

Shareholders’ equity:
Common stock - $0.001 par value, 50,000,000 shares authorized, 1,000 shares issued and outstanding	-	-
Additional paid-in capital	35,921	24,479
Statutory reserves	741	62
Accumulated other comprehensive income	6,185	2,837
Retained earnings	17,791	10,427

Total shareholders’ equity	60,638	37,805

Total liabilities and shareholders’ equity	$180,045	$128,883

AutoChina International Ltd.	Page 7
May 20, 2009

 AUTOCHINA GROUP, INC
RECONCILIATION OF NON-GAAP FINANCIAL MEASURE
($ in 000s)

A reconciliation of EBITDA to net income is provided below:

	Three months ended December 31,		Year ended December 31,
	2008	2007	2008	2007
	(Unaudited)	(Unaudited)	Audited	Audited

Net income	1,933	2,549	8,043	4,775
Plus: total finance exp, net	(509)	746	6	1,823
Plus: interest income - commercial vehicle financing	838	-	2,239	-
Plus: equity in earnings	(10)	(133)	40	(139)
Plus: Minority interests	379	600	1,309	1,260
Plus: income tax (benefit)	724	449	3,009	983
Plus: loss from discontinued operation	(9)	(398)	144	(209)
Income from operations	3,346	3,813	14,790	8,493

Plus: depreciation and amortization	1,537	492	3,164	1,707

EBITDA	4,883	4,305	17,954	10,200

Use of Non-GAAP Measures

AutoChina defines EBITDA as net income before interest expense, income taxes, depreciation and amortization.  EBITDA excludes certain financial information that would be included in net income (loss), the most directly comparable GAAP financial measure.  Users of this financial information should consider the type of material events and transactions that are excluded from EBITDA, and the material limitations of EBITDA, such as: EBITDA does not include net interest expense, but because AutoChina has borrowed money to finance its operations, interest expense is a necessary and ongoing part of its costs and has assisted AutoChina in generating revenue; EBITDA does not include taxes, although payment of taxes is a necessary and ongoing part of AutoChina’s operations; and EBITDA does not include depreciation and amortization expense, but because AutoChina uses capital assets to generate revenue, depreciation and amortization expense is a necessary element of its cost structure.  Therefore, EBITDA should not be considered an alternative to, or more meaningful than, net income, as determined in accordance with GAAP, since it omits the impact of these expenses incurred by AutoChina.

AutoChina believes that the presentation of this non-GAAP financial measure is warranted and useful to its shareholders because it provides an additional analytical tool for understanding the Company’s financial performance by excluding certain items that may obscure trends in the core operating performance of the Company’s business.